PS Business Parks
                                  701 Western Avenue, Glendale, California 91201

                                  July 15, 2009

   Via EDGAR and facsimile (703) 813-6984

   Sonia Barros
   Special Counsel
   Division of Corporation Finance
   Securities and Exchange Commission
   100 F Street, NE
   Washington, D.C. 20549

         Re:    Request  for   Acceleration  of  Effectiveness  of  Registration
                Statement on Form S-3 (Registration No. 333-160104) of PS Business Parks, Inc.

   Dear Ms. Barros:

         PS Business Parks, Inc. (the "Registrant") hereby requests pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, that the effectiveness of its Registration Statement on Form S-3 (Registration Statement No. 333-160104) be accelerated so that the Registration Statement will become effective on Friday, July 17, 2009, at 1 p.m., Eastern time, or as soon thereafter as practicable.

         In connection with this request, the Registrant acknowledges that:

         o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact me with any questions at (818) 244-8080, extension 1319, or fax number (818) 548-9288. I would also appreciate notification when this request for acceleration has been granted.

                                          Very truly yours,

                                          PS BUSINESS PARKS, INC.

                                          By:   /s/ Stephanie G. Heim

                                              Stephanie G. Heim
                                              Vice President, Corporate Counsel
                                              and Assistant Secretary

cc:   Erin E. Martin, Esq., Attorney-Advisor
      Division of Corporation Finance